

09058253

S   COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 6 U 451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/08_____ AND ENDING _____12/31/08_____.
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Principle Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

1110 South Ave.
(No. and Street)

Staten Island	New York	10314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Girellini   (877) 860-0900
                                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – if individual state last, first, middle name)

1900 NW Corporate Blvd. E-210	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  X_ Certified Public Accountant
  __ Public Accountant
  __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Anthony Girellini**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Principle Advisors, Inc.**, as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
___ (m) A copy of the SICP Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCIPLE ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants



805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Principle Advisors, Inc.

We have audited the accompanying statement of financial condition of Principle Advisors, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principle Advisors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Boca Raton, Florida
February 24, 2009

PRINCIPAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	35,800
Prepaid expenses		1,968
Security deposit		3,600
Property and equipment, net of accumulated depreciation of $2,972		5,928
Total assets	$	47,296

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,410
Total liabilities		22,410
Shareholder's equity:		
Common stock, no par value; 50,000,000 shares authorized		
2,000,000 shares issued and outstanding		89,020
Accumulated deficit		(64,134)
Total shareholder's equity		24,886
Total liabilities and shareholder's equity	$	47,296

See accompanying notes to financial statements

PRINCIPAL ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commissions	$	407,913
Other income		1,616
Interest		237
Total revenue		409,766
Expenses:		
Compensation and benefits		111,752
Clearing costs		8,791
Regulatory fees		6,156
Communication costs		6,117
Insurance costs		878
Professional fees		27,483
Depreciation		12,310
Business development		77,774
Travel and entertainment		40,874
Rent		43,982
Other expenses		12,325
Total expenses		348,442
Net ordinary income		61,324
Other Income:		
Loss on disposal of assets		(28,416)
Total other income		(28,416)
Net income	$	32,908

See accompanying notes to financial statements

	Common Stock - No Par Value		Accumulated	Total
	Shares	Amount	Deficit	
Balance, December 31, 2007	3,000,000 $	101,632	$ (24,032)	$ 77,600
Distributions	-	-	(73,010)	(73,010)
Return of capital	(1,000,000)	(12,612)	-	(12,612)
Net income	-	-	32,908	32,908
Balance, December 31, 2008	2,000,000 $	89,020	$ (64,134)	$ 24,886

PRINCIPAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net income	$	32,908
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		12,310
Loss on disposal of assets		28,416
Changes in assets and liabilities:		
(Increase) decrease in:		
Due from clearing brokers		5,588
Security deposit		17,500
Other assets		100
Increase (decrease) in:		
Accounts payable and accrued expenses		19,367
Net cash provided by operating activities		116,189
Cash flows from investing activities:		
Purchase of property and equipment		(850)
Net cash used in investing activities		(850)
Cash flows from financing activities:		
Return of capital		(12,612)
Distributions		(73,010)
Net cash used in financing activities		(85,622)
Net increase in cash		29,717
Cash, beginning of year		6,083
Cash, end of year	$	35,800
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See accompanying notes to financial statements

PRINCIPLE ADVISORS, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF BUSINESS

Principle Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New Jersey on February 9, 2004.

Customer accounts were cleared through Sterne, Agee & Leach until February 8, 2008. Thereafter the Company's primary source of revenue became 401K advisory at the plan and participant level.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of equity securities, insurance products and bonds on behalf of customers. Commissions are recorded on a trade date basis.

Additionally, the Company earns revenue by advising corporations on the proper setup of their 401k plans and recommends suitable mutual funds for participants to choose from. The Company receives 12b-1 compensation ranging from .25% to 1%, depending on the size of the plan and applicable share class, directly from the mutual fund company.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

PRINCIPLE ADVISORS, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 the Company had net capital of $13,390, which was $8,390 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.67 to 1.

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 2008, property and equipment consisted of the following:

	Estimated Life		
Office Furniture	7 Years	$	2,629
Computer Equipment	5 Years		4,053
Office Equipment	5 Years		2,218
			8,900
Less: Accumulated Depreciation			(2,972)
		$	5,928

For the period ended December 31, 2008, depreciation expense amounted to $12,310.

In 2008 the Company disposed of $73,645 worth of property and equipment. The Company recorded a loss on disposal of assets of $28,416.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits.

NOTE 6 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, prepaid expenses, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

PRINCIPLE ADVISORS, INC.
NOTES TO FINANCIALS STATEMENTS
YEAR ENDED DECEMBER 31, 2008

NOTE 7 –COMMITMENTS

On November 10, 2006, the Company entered into a sixty–month lease for office space. Monthly base rental expense under this lease was approximately $2,850 plus the Company's share of the spaces operating expenses. The base rent increased 3.00% in each year. The Company ended its lease prematurely in 2008 without penalty.

On March 11, 2008, the Company entered into a twelve–month lease for office space. Monthly base rental expense under this lease is approximately $3,100 plus the Company's share of the spaces operating expenses. Rent expense for the period-ended December 31, 2008 was approximately $43,982.

Future minimum lease payments:

Year 1	$27,900
Year 2	$ 9,300

NOTE 8 – SHAREHOLDER'S EQUITY

In January 2008 the Company bought back 1,000,000 shares of common stock for $12,612 from one of its three shareholders ending the relationship with that shareholder. In a private transaction, the current shareholder bought 1,000,000 shares from the other original shareholder. The Company retired 1,000,000 shares and now has 2,000,000 shares outstanding. The Company will continue with one shareholder, its current Chairman, CEO and CFO.

SUPPLEMENTARY INFORMATION

PRINCIPAL ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital computation:

Total shareholder's equity	$	24,886
Deductions and/or charges:		
Non-allowable assets:		
Other assets		1,968
Property and equipment		5,928
Deposits		3,600
Total non-allowable assets		11,496
Net capital before haircuts on securities positions		13,390
Total haircuts on securities		-
Net capital		13,390
Required minimum capital		5,000
Excess net capital	$	8,390

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	22,410
Ratio of aggregate indebtedness to net capital		1.67 to 1

Reconciliation:

Net capital, per unaudited December 31, 2008 FOCUS report, as filed	$	13,390
Audit Adjustments		-
Net capital, per December 31, 2008 audited report, as filed	$	13,390

PRINCIPLE ADVISORS, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

Principle Advisors, Inc. has elected to discontinue doing any retail equity trading and has terminated its clearing agreement with Sterne, Agee and Leach, Inc. Principle Advisors, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

<u>Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3</u>

To The Shareholders
Principle Advisors, Inc.

In planning and performing our audit of the financial statements of Principle Advisors, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal ReserveRegulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Boca Raton, Florida
February 24, 2009